Release Time IMMEDIATE

Date 3 May 2001

Number 40/01

BHP Third Quarter Profit Report

March 2001

	Quarter ended 31 March

Results Summary	2001	2000	Change %
Revenue ($ million) - Sales revenue	4 863	5 123	-5.1
- Other revenue	223	302	-26.2
	5 086	5 425	-6.2

Profit/(loss) from ordinary activities before tax ($ million)	121	(273)

Net profit/(loss) attributable to BHP shareholders ($ million)	27	(46)

Basic earnings per share (cents)	1.5	(2.6)

Significant Features

  an $811 million charge to profit for the write-off of the equity investment in HBI Venezuela and the establishment of provisions for related financial obligations to banks and other associated costs;

  excluding the impact of the HBI Venezuela charge, after tax profit was $838 million reflecting continued strong financial performance;

  benefits from lower A$/US$ exchange rates;

  higher prices for petroleum products; and

  a fully franked final dividend of 26.0 cents per fully paid ordinary share will be paid on 2 July 2001 to shareholders of record on 8 June 2001.

Group Result and Dividend

Quarter Result

The profit after tax attributable to BHP shareholders for the quarter ended 31 March 2001 was $27 million. This was an increase of $73 million compared with the corresponding period  (1).

Basic earnings per share were 1.5 cents compared with (2.6) cents for the corresponding period.

The result for the quarter ended 31 March 2001 includes an $811 million charge to profit for the write-off of the equity investment in HBI Venezuela and the establishment of provisions for related financial obligations to banks and other associated costs. Excluding the impact of the HBI Venezuela charge, the profit after tax attributable to BHP shareholders for the quarter ended 31 March 2001 was $838 million, reflecting a continuation of the strong financial performance of the Group.

The following major factors affected profit after tax attributable to BHP shareholders for the quarter ended 31 March 2001 compared with the corresponding period:

Exchange rates (positive impact of $190 million)

Foreign currency fluctuations net of hedging had a favourable effect of approximately $190 million compared with the corresponding period.

Asset sales (positive impact of $50 million)

Profits from asset sales were approximately $50 million higher than in the corresponding period.

Prices (positive impact of $40 million)

Higher prices, after commodity hedging, for petroleum products increased profit by approximately $115 million compared with the corresponding period. These increases were partly offset by lower prices for steel and copper which decreased profit by approximately $70 million compared with the corresponding period.

New operations (positive impact of $25 million)

Equity accounted profits from QCT Resources Limited (QCT) contributed approximately $20 million for the quarter.

Costs (positive impact of $10 million)

Costs had a favourable impact of approximately $10 million compared with the corresponding period. This was mainly due to lower borrowing costs as a consequence of reduced debt levels. This was partly offset by higher costs arising from industrial action and planned repairs and maintenance shutdowns at Port Kembla steelworks (New South Wales) and coal operations in Queensland.

(1) In this report all references to the corresponding period are to the quarter ended 31 March 2000. The corresponding period has been restated to include items previously treated as abnormal within the determination of profit or loss from ordinary activities.

Ceased, Sold and Discontinuing operations (negative impact of $80 million)

Increased equity accounted losses from HBI Venezuela had an unfavourable effect on results of approximately $30 million compared with the corresponding period. The corresponding period included profits from discontinued steel operations of approximately $30 million, and profits of approximately $20 million from the Buffalo oil field (North West Australia), which was sold in the current quarter.

Exploration (negative impact of $30 million)

Exploration expenditure charged to profit was approximately $30 million higher than in the corresponding period mainly reflecting Petroleum activity in the Gulf of Mexico (USA), Latin America and Algeria.

Volumes (negative impact of $20 million)

Lower sales volumes mainly from the Petroleum and Steel businesses decreased profits by approximately $45 million compared with the corresponding period. This was partly offset by higher iron ore shipments which increased profits by approximately $20 million compared with the corresponding period.

Other (positive impact of $50 million)

Reflects higher equity accounted results from Samarco (Brazil), a reduction in the Papua New Guinea withholding tax rate and higher interest income. Combined, these items had a favourable impact on profit of approximately $50 million.

Significant items (negative impact of $205 million)

The decision to cease further investment in HBI Venezuela had a net unfavourable effect of $811 million, comprising the write-off of the equity investment of $322 million (no tax effect), and associated provisions of $489 million after tax for related financial obligations to banks and other legal, direct and indirect costs.

The result for the corresponding period included a net loss of approximately $605 million comprising a loss of approximately $795 million after tax from the write-off of HBI Western Australia, partly offset by an associated tax benefit of approximately $190 million arising from funding arrangements.

Year to Date Result

The profit after tax attributable to BHP shareholders for the nine months ended 31 March 2001 was $1,454 million. This was an increase of $290 million or 24.9% compared with the nine months ended 31 March 2000.

Basic earnings per share for the nine months ended 31 March 2001 were 81.5 cents compared with 65.9 cents for the nine months ended 31 March 2000.

Dividend

Directors announced that a fully franked dividend of 26.0 cents per fully paid ordinary share will be paid on 2 July 2001 to shareholders of record on 8 June 2001.

Details of the dividend are included on page 15.

Significant Developments

Significant developments during the quarter included:

  On 19 March 2001, BHP and Billiton Plc (Billiton) announced a merger to establish a diversified global resources group, to be called BHP Billiton.

The merger will be achieved through a dual listed companies (DLC) structure, allowing the existing primary listings on the London and Australian stock exchanges to be maintained, as will the secondary listing on the Johannesburg Stock Exchange, and an American Depository Receipt listing on the New York Stock Exchange.

Under the terms of the merger one existing Billiton share will have an economic interest equivalent to 0.4842 existing BHP shares. In order to ensure that the economic interest of each BHP and Billiton share is equivalent following implementation of the DLC, there will be a BHP bonus issue to its shareholders at a ratio of 1.0651 additional BHP shares for each BHP share held.

The merger is conditional upon the approval of both BHP and Billiton shareholders and certain regulatory approvals.

  On 19 March 2001, BHP announced its intention to spin-out the remaining Steel businesses. The spin-out is expected to be completed no later than the end of calendar 2002.

Segment Results (after tax)

Quarter ended 31 March

	2001	2000
	$ million	$ million	Change %

Minerals	83	(496)
Petroleum	547	332	+64.8
Steel	76	139	-45.3
Services (1)		(1)
Net unallocated interest	(64)	(112)
Group and unallocated items	(615)	89
Net profit/(loss) before
outside equity interests	27	(49)

Outside equity interests	-	3

Net profit/(loss) attributable to members of the BHP entity	27	(46)

The total loss on the write-off of the equity investment in HBI Venezuela and the establishment of provisions to cover related financial obligations to banks and other associated costs is $811 million, of which $356 million is reported in Minerals and $455 million is reported in Group and unallocated items.

(1) Following various asset sales and an internal reorganisation the Services segment is no longer reported. Transport and Logistics is now reported in Steel, and Shared Business Services, Insurances and Corporate Services are reported in Group and unallocated items. Comparative data has been adjusted accordingly.

Minerals

Minerals’ result for the quarter was a profit of $83 million, an increase of $579 million compared with the corresponding period.

Major factors which contributed to the result were:

  a loss in the corresponding period from the write-off of HBI Western Australia;

  favourable effect of the lower A$/US$ exchange rate;

  higher iron ore prices and volumes;

  equity accounted profits from QCT which was acquired in November 2000; and

  a write-back of provisions following the completion of the sale of the Hartley platinum mine (Zimbabwe).

These were partly offset by:

  a $356 million loss from the write-off of the equity investment in HBI Venezuela and the establishment of provisions for other associated costs;

  increased equity accounted losses of $33 million from HBI Venezuela following production ramp-up difficulties and the cessation of interest capitalisation following commissioning;

  a profit in the corresponding period from the sale of rolling stock (which was leased back) at iron ore operations in Western Australia;

  additional tax benefits in the corresponding period in respect of certain overseas exploration expenditure for which no deduction had previously been recognised;

  lower average copper prices, net of hedging; and

  higher costs at coal operations in Queensland due to protracted industrial action and planned repairs and maintenance shut downs.

The decision to cease further investment in HBI Venezuela was made following a detailed review of the future economic value of the asset. The review identified that, in the context of changed operating and market conditions, BHP does not expect the plant to meet BHP’s operational and financial performance targets necessary to justify any further investment in the project, nor would it satisfy bank completion requirements for project financing. These factors coupled with possible partner funding issues influenced the decision. Excluding the write-off and provisions related to HBI Venezuela, Minerals’ result for the quarter was a profit of $439 million.

The average price booked for copper shipments for the quarter, after hedging and finalisation adjustments, was US$0.76 per pound (2000 - US$0.80). Finalisation adjustments after tax, representing adjustments on shipments settled since 31 December 2000, were $18 million unfavourable (2000 - nil).

Unhedged copper shipments not finalised at 31 March 2001 have been brought to account at the London Metal Exchange (LME) copper spot price on Friday 30 March 2001 of US$0.76 per pound.

Exploration expenditure was $34 million for the quarter (2000 - $26 million) and the charge against profit was $32 million (2000 - $24 million).

Significant developments during the quarter included:

  BHP and Pohang Iron & Steel Co Ltd (POSCO) signed a Letter of Intent to enter into a joint venture for the development and operation of an iron ore mine within the ‘C Deposit’ sub lease which is part of the broader Mining Area C area in the central Pilbara, Western Australia. The BHP-managed Goldsworthy Mining Associates Joint Venture and POSCO will undertake a feasibility study for the development with full scale mining expected to commence in late calendar 2003;

  approval was granted for the $130 million expansion of the Central Queensland Coal Associates (CQCA) Blackwater coal mine. Production of the Blackwater mine will be increased by five million tonnes per annum which is currently being sourced from the higher cost South Blackwater operation;

  approval was granted for the US$138 million expansion of the Tintaya copper operations in Southern Peru. The expansion includes a new solvent extraction electrowinning (SX/EW) facility that will initially produce 34,000 tonnes of copper cathode per annum. First production is expected in mid calendar 2002;

  agreement was reached between BHP and Nippon Steel on iron ore prices for the year which commenced 1 April 2001. The prices of Mt Newman fine ore, Yandi fines products and Mt Goldsworthy fines will increase by 4.3%. The price premium for lump ore will be maintained at US 9.05 cents per dry long ton unit. Discussions are continuing on tonnage allocations;

  BHP entered into an agreement to acquire a 20% equity interest in Brazilian company Caemi Mineracao e Metalurgia S.A. for US$332 million. However, Mitsui & Co. Ltd. has subsequently exercised its right of first refusal to acquire the equity interest. Accordingly, BHP’s agreement to acquire the interest has been terminated; and

  BHP and Mitsubishi Development Pty. Ltd. (Mitsubishi) announced an agreement to move to equal ownership of their interests in the CQCA and Gregory Joint Ventures (JV). The agreement will result in the transfer of 18.285% of the CQCA JV and 30.325% of the Gregory JV from BHP to Mitsubishi for $1.005 billion, comprising proceeds from the sale of approximately $765 million and the assumption by Mitsubishi of BHP’s share of debt held by QCT of approximately $240 million. BHP and Mitsubishi will jointly operate the assets and market the coal produced. It is expected that the transaction will be concluded by 30 June 2001, subject to regulatory approvals.

Petroleum

Petroleum’s result for the quarter was a profit of $547 million, an increase of $215 million or 64.8% compared with the corresponding period.

Major factors which contributed to the result were:

  favourable effect of the lower A$/US$ exchange rate;

  higher profits from the sale of assets. The current period included a $43 million profit after tax from the sale of a parcel of interests in Algerian exploration and development activities and a $30 million profit after tax from the sale of the Buffalo oil field;

  higher natural gas, liquefied natural gas (LNG) and liquefied petroleum gas (LPG) prices; and

  higher average realised oil price, net of commodity hedging, of US$26.25 (A$49.41) per barrel compared to US$24.18 (A$38.38) per barrel in the corresponding period. The average realised oil price before commodity hedging was US$26.81 per barrel (2000 - US$26.37 per barrel).

These were partly offset by:

  lower Bass Strait (Victoria) oil sales volumes;

  higher exploration expenditure charged to profit reflecting activity in the Gulf of Mexico, Latin America and Algeria; and

  operating profit in the corresponding period from the Buffalo oil field.

Oil and condensate production was 10% lower than the corresponding period due to the sale of the Buffalo oil field, natural field decline at Bass Strait, and lower Bruce (UK) production due to shut-ins for repairs and well performance decline. These were partly offset by higher volumes at Griffin (North West Australia) due to infill wells and favourable weather conditions, and at Liverpool Bay (UK) following a major maintenance shutdown in September and October 2000.

Natural gas production was 21% higher than the corresponding period which was largely attributable to higher volumes from Bass Strait due to favourable weather conditions.

LNG production at the North West Shelf (Western Australia) was 7% lower than the corresponding period. This was due to unplanned maintenance on Train 1 in the current period and higher production in the corresponding period to meet shipping schedules.

Exploration expenditure for the quarter was $90 million (2000 - $44 million). Exploration expenditure charged to profit was $76 million (2000 - $39 million).

Significant developments during the quarter included:

  BHP began contractual gas sales from its Extended Well Test on the Zamzama gas field in southern Pakistan in March 2001 at a rate of 70 mmcf/d;

  Letters of Intent were signed with Tohoku Electric Co. Ltd., Osaka Gas Co. Ltd. and Kyushu Electric Co. Ltd. of Japan for the sale and purchase of LNG from the North West Shelf (NWS). The agreements, covering 1.9 million tonnes per annum (mtpa) (BHP share 0.32 mtpa) were signed by the six NWS LNG sellers and cover the supply of LNG for a long-term period starting in mid calender 2004. Subsequently, BHP announced approval for a fourth train expansion of the NWS LNG processing facilities. This expansion provides additional capacity of 4.2 mtpa (BHP share 0.70 mtpa) at a total cost of $2.4 billion (BHP share $400 million);

  results were released from the drilling of the Chinook prospect, an ultra-deepwater exploratory well, representing the first test of BHP’s Walker Ridge acreage in the Gulf of Mexico. Hydrocarbons were found, but not in commercial quantities. The well has been plugged and abandoned;

  results from the drilling of Mad Dog #3 appraisal well, located in Green Canyon Block 783 in the Gulf of Mexico, indicated the extent of the previously recognised Miocene reservoirs and provided a better understanding of the structural complexity of the field. A sidetrack was drilled to a total depth of 22,426 feet, confirming the lateral extent and thickness of the hydrocarbon-bearing Miocene reservoirs penetrated in the original wellbore; and

  the sale of BHP’s interest in the Buffalo oil field to Nexen Petroleum Australia Pty Limited was successfully completed.

Steel

Steel’s result for the quarter was a profit of $76 million, a decrease of $63 million or 45.3% compared with the corresponding period.

Major factors which contributed to the result were:

  lower international prices;

  profits in the corresponding period from discontinued operations including OneSteel Limited and the US West Coast businesses;

  higher costs at Port Kembla due to industrial action and scheduled repairs and maintenance shutdowns; and

  lower sales volumes of coated products to the Australian market reflecting reduced building activity.

These were partly offset by:

  additional tax benefits in respect of the New Zealand operations, for which no deduction has previously been recognised; and

  favourable effect of the lower A$/US$ exchange rate.

Steel despatches from flat and coated operations were 1.28 million tonnes for the quarter, 11% above the corresponding period:

- Australian domestic despatches were 0.52 million tonnes, 9% above the corresponding period mainly due to the inclusion in the quarter of despatches to OneSteel Limited (previously treated as despatches within the Group);

- Australian export despatches were 0.55 million tonnes, up 22%;

- New Zealand steel despatches were 0.13 million tonnes, down 7%; and

- despatches from overseas plants were 0.09 million tonnes, down 5%.

In addition to the amounts referenced above, the corresponding period included 0.72 million tonnes from discontinued operations.

Significant developments during the quarter included:

  approval was granted for the upgrade of the Port Kembla steelworks sinter plant. The $94 million upgrade will significantly improve environmental conditions in and around the steelworks, reducing both dust levels and dioxin emissions.

Net unallocated interest

Net unallocated interest expense was $64 million for the quarter compared with $112 million for the corresponding period. This decrease was mainly due to significantly lower funding levels, increased interest income and higher capitalised interest. These factors were partly offset by higher interest rates in the US and Australia and the unfavourable effect of exchange rate movements.

Group and unallocated items

The result for Group and unallocated items was a loss of $615 million for the quarter compared with a profit of $89 million for the corresponding period.

The result for the quarter included a loss of $455 million after tax representing provisions for related financial obligations to banks and other provisions related to the decision to cease further investment in HBI Venezuela. The corresponding period included a $190 million tax benefit arising from funding arrangements related to HBI Western Australia.

The current quarter also included losses of $114 million after tax from external foreign currency hedging compared with losses of $38 million after tax in the corresponding period. This reflects the lower value of the Australian dollar relative to the US dollar for currency hedging contracts settled in the quarter.

Significant developments during the quarter included:

  announcement on 8 February 2001 of an on-market share buy-back program for the purchase of up to 90 million shares (approximately five percent of issued capital). In the event of any capital reconstruction, the buy-back program shall be adjusted such that the number of shares purchased shall continue to represent approximately five percent of issued capital. The buy-back program is expected to be completed within 12-18 months, depending on market circumstances.

Outside equity interests

Outside equity interests’ share of net profit is in line with the corresponding period.

Consolidated Financial Results - Quarter

	Quarter ended 31March

	2001	2000	Change
	$ million	$ million	%
Revenue from ordinary activities
Sales	4 863	5 123	-5.1
Interest revenue	28	12	+133.3
Other revenue	195	290	-32.8
	5 086	5 425	-6.2

Profit from ordinary activitites before depreciation, amortisation and borrowing costs	779	465	+67.5

Deduct: Depreciation and amortisation	532	582	-8.6
Borrowing costs (1)	126	156	-19.2
Profit/(loss) from ordinary activities before tax	121	(273)

(Deduct)/Add: Tax (expense)/benefit attributable to ordinary activities	(94)	224
Net profit/(loss)	27	(49)

Outside equity interests in net profit	-	3

Net profit/(loss) attributable to members of the BHP Entity	27	(46)

Average A$/US$ hedge settlement rate	53¢	63¢

(1)After deducting capitalised interest of	$9m	-

Consolidated Financial Results - Quarter

Revenue

Sales revenue of $4,863 million decreased by $260 million or 5.1% compared with the corresponding period. This mainly reflects the effect of reduced steel sales volumes following the spin-out of OneSteel Limited and the sale of the US West Coast businesses. This is partly offset by the effect of the significantly lower A$/US$ exchange rate, higher prices for petroleum products, and higher iron ore volumes and prices. Other revenue decreased by $95 million mainly reflecting lower proceeds from asset sales.

Depreciation and Amortisation

Depreciation and amortisation charges decreased by $50 million to $532 million. This mainly reflects depreciation in the corresponding period on businesses that have been sold, and lower copper and petroleum production, partly offset by the unfavourable effect of exchange rate variations.

Borrowing Costs

Borrowing costs decreased by $30 million to $126 million, mainly due to significantly lower funding levels and higher capitalised interest, partly offset by higher interest rates and the unfavourable effect of exchange rate movements.

Tax Expense

Tax expense of $94 million was $318 million higher than for the corresponding period. The charge for the quarter represented an effective tax rate of 77.7% (2000 – 82.0%). This is higher than the nominal Australian tax rate of 34% primarily due to the non tax-effecting of the HBI Venezuela equity investment write-off and overseas exploration expenditure for which no deduction is presently available. These factors were partly offset by non tax-effected capital gains, and the recognition of tax benefits in respect of certain prior year overseas exploration expenditure and operating losses.

Consolidated Financial Results – Year to date

	Nine months ended 31 March

	2001	2000	Change
	$ million	$ million	%
Revenue from ordinary activities
Sales	15 369	14 408	+6.7
Interest revenue	75	57	+31.6
Other revenue	396	1 128	-64.9
	15 840	15 593	+1.6

Profit from ordinary activitites beforedepreciation, amortisation and borrowing costs	4 225	3 130	+35.0

Deduct: Depreciation andamortisation	1 589	1 569	+1.3
Borrowing costs (1)	438	507	-13.6
Profit from ordinary activities before tax	2 198	1 054	+108.5

(Deduct)/Add: Tax (expense)/benefit attributable to ordinary activities	(715)	87
Net profit	1 483	1 141	+30.0

Outside equity interests in net profit	(29)	23

Net profit attributable to members of the BHP Entity	1 454	1 164	+24.9

Average A$/US$ hedge settlement rate	55¢	64¢

(1) After deducting capitalised interest of	$12m	$14m

Other Information
		Quarter ended 31 March		Quarter ended 31 March
		2001	2000	2001	2000

	Basic earnings per share (cents) (1)	1.5	(2.6)	81.5	65.9

	Diluted earnings per share (cents) (2)	1.5	(2.6)	80.7	65.1

	Basic earnings per American Depositary Share (US cents) (3)	1.5	(3.2)	79.6	79.9

(1)	Based on net profit after tax attributable to members of the BHP Entity divided by the weighted average number of fully paid ordinary shares. The weighted average number of shares was 1,787,621,914 (2000 - 1,776,451,780) for the quarter and 1,784,963,756 (2000 - 1,766,422,461) for the nine months.

(2)	Based on adjusted net profit after tax attributable to members of the BHP Entity divided by the weighted average number of fully paid ordinary shares adjusted for the effect of Employee Share Plan options and Executive Share Scheme partly paid shares to the extent they were dilutive at balance date. 2,819,024 Performance Rights are excluded; these would only be included when an issue of new shares is expected to occur. The weighted average diluted number of shares was 1,787,621,914 (2000 - 1,776,451,780) for the quarter and 1,826,798,058 (2000 - 1,825,631,561) for the nine months.

(3)	Each American Depositary Share (ADS) represents two fully paid ordinary shares. Translated at the noon buying rate on Friday 30 March 2001 as certified by the Federal Reserve Bank of New York A$1=US$0.4881 (2000 - A$1=US$0.6062).

Financial Data

The financial data upon which this report has been based complies with the requirements of the Corporations Law, with all applicable Australian Accounting Standards and Urgent Issues Group Consensus Views, and gives a true and fair view of the matters disclosed. The results are unaudited. The Company has a formally constituted Audit Committee of the Board of Directors.

This report is made in accordance with a resolution of the Board of Directors.

Dividend

Directors announced that a fully franked dividend of 26.0 cents per fully paid ordinary share will be paid on 2 July 2001, the same amount as the dividend in the corresponding period.

This franked dividend, together with the unfranked dividend of 25.0 cents per share paid in December 2000, takes the total dividend to 51.0 cents per share, and is unchanged from the previous year.

The record date for payment of the dividend will be 8 June 2001. American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. The record date for ADSs is 7 June 2001.

In the event of any capital reconstruction occurring and becoming effective between the date of the dividend announcement and the record date, the rate per share shall be adjusted such that the total amount of the dividend to be paid on the fully paid shares of the Company shall be equal to the amount that would have been paid had the capital reconstruction not occurred.

Transfer documents will be accepted for registration at the Company’s share registers (and in the case of the ADSs the US Depositary) at the following addresses:

Australia	5th Floor
BHP Petroleum Plaza
120 Collins Street
Melbourne Victoria 3000

UK	Computershare Services plc
The Pavilions
Bridgwater Road
Bedminster Down
Bristol BS13 8AR

USA	Morgan Guaranty Trust Company of New York
Shareholder Services
MS 45 - 02 - 54
150 Royall Street
Canton MA 02021

R V Taylor Secretary BHP Limited

****

For information contact:

Media Relations:	Mandy Frostick – Manager Media Relations
Phone (61 3) 9609 4157
Mobile (61) 419 546 245
E-mail: frostick.mandy.mj@bhp.com

Investor Relations:	Dr Robert Porter - Vice President Investor Relations
Phone (61 3) 9609 3540
Mobile (61) 419 587 456
E-mail: porter.robert.r@bhp.com

Francis McAllister- Vice President Investor Relations (North America)
Phone: (1 713) 961 8625
Mobile (1 713) 480 3699
E-mail: mcallister.francis.fr@bhp.com

Supplementary Information – Segment Results (Quarter)

Quarterly comparison - March 2001 with March 2000 (1)
Quarter ended 31 March 2001 ($ million)
Revenue(2)				Profit

	Other				Dep'n & Borrowing				Net
Sales	revenue	Total		EBITDA(3)	amort'n	costs	EBT(4)	Tax	profit
2347	61	2408	Minerals	502	(226)	-	276	(193)	83
1539	111	1650	Petroleum	1016	(234)	-	782	(235)	547
1416	2	1418	Steel	143	(69)	-	74	2	76
-	25	25	Net unallocated interest	25	-	(126)	(101)	37	(64)
(152)	28	(124)	Group and unallocated items(5)	(907)	(3)	-	(910)	295	(615)
4863	223	5086	BHP Group	779	(532)	(126)	121	(94)	27
Quarter ended 31 March 2000 ($ million)
Revenue(2)				Profit

	Other				Dep'n & Borrowing				Net
Sales	revenue	Total		EBITDA(3)	amort'n	costs	EBT(4)	Tax	profit
1957	220	2177	Minerals	(499)	(200)	-	(699)	203	(496)
1385	16	1401	Petroleum	760	(239)	-	521	(189)	332
2026	53	2079	Steel	331	(139)	-	192	(53)	139
53	-	53	Services	-	(2)	-	(2)	1	(1)
-	9	9	Net unallocated interest	9	-	(156)	(147)	35	(112)
(65)	4	(61)	Group and unallocated items(5)	(136)	(2)	-	(138)	227	89
5123	302	5425	BHP Group	465	(582)	(156)	(273)	224	(49)

(1) Before outside equity interests.
(2) Revenues do not add to the BHP Group figure due to intersegment transactions.
(3) EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(4) EBT (earnings before tax) is EBIT (earnings before borrowing costs and tax) for all Businesses excluding Net unallocated interest and BHP Group.
(5) Includes consolidation adjustments and unallocated items.

Supplementary Information – Segment Results (Quarter)
Quarterly comparison - March 2001 with December 2000 (1)
Quarter ended 31 March 2001 ($ million)
Revenue (2)				Profit

	Other				Dep'n & Borrowing				Net
Sales	revenue	Total		EBITDA(3)	amort'n	costs	EBT(4)	Tax	profit
2347	61	2408	Minerals	502	(226)	-	276	(193)	83
1539	111	1650	Petroleum	1 016	(234)	-	782	(235)	547
1416	2	1418	Steel	143	(69)	-	74	2	76
-	25	25	Net unallocated interest	25	-	(126)	(101)	37	(64)
(152)	28	(124)	Group and unallocated items(5)	(907)	(3)	-	(910)	295	(615)
4863	223	5086	BHP Group	779	(532)	(126)	121	(94)	27
Quarter ended 31 December 2000 ($ million)
Revenue (2)				Profit

	Other				Dep'n & Borrowing				Net
Sales	revenue	Total		EBITDA(3)	amort'n	costs	EBT(4)	Tax	profit
2408	16	2424	Minerals	812	(221)	-	591	(165)	426
1729	10	1739	Petroleum	904	(228)	-	676	(184)	492
1569	6	1575	Steel	209	(81)	(1)	127	(31)	96
-	20	20	Net unallocated interest	20	-	(156)	(136)	23	(113)
(169)	15	(154)	Group and unallocated items(5)	(245)	(3)	-	(248)	81	(167)
5278	61	5339	BHP Group	1 700	(533)	(157)	1 010	(276)	734

(1) Before outside equity interests.
(2) Revenues do not add to the BHP Group figure due to intersegment transactions.
(3) EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(4) EBT (earnings before tax) is EBIT (earnings before borrowing costs and tax) for all Businesses excluding Net unallocated interest and BHP Group.
(5) Includes consolidation adjustments and unallocated items.

Supplementary Information – Segment Results (Year to date)
Year to date comparison - March 2001 with March 2000 (1)
Nine months ended 31 March 2001 ($ million)
Revenue(2)				Profit

	Other				Dep'n & Borrowing				Net
Sales	revenue	Total		EBITDA(3)	amort'n	costs	EBT(4)	Tax	profit
6879	122	7001	Minerals	2 117	(652)	-	1 465	(548)	917
4741	128	4869	Petroleum	2 731	(681)	-	2 050	(606)	1 444
4989	30	5019	Steel	672	(247)	(1)	424	(96)	328
-	64	64	Net unallocated interest	64	-	(437)	(373)	89	(284)
(447)	137	(310)	Group and unallocated items(5)	(1 359)	(9)	-	(1 368)	446	(922)
15 369	471	15840	BHP Group	4 225	(1 589)	(438)	2 198	(715)	1 483
Nine months ended 31 March 2000 ($ million)
Revenue(2)				Profit

	Other				Dep'n &	Borrowing			Net
Sales	revenue	Total		EBITDA(3)	amort'n	costs	EBT(4)	Tax	profit
6 014	456	6 470	Minerals	669	(619)	-	50	25	75
3 308	466	3 774	Petroleum	1 849	(573)	-	1 276	(367)	909
6 028	99	6 127	Steel	840	(360)	-	480	(77)	403
247	77	324	Services	39	(8)	-	31	(5)	26
-	38	38	Net unallocated interest	38	-	(507)	(469)	112	(357)
(187)	84	(103)	Group and unallocated items(5)	(305)	(9)	-	(314)	399	85
14 408	1 185	15 593	BHP Group	3 130	(1 569)	(507)	1 054	87	1 141

(1) Before outside equity interests.
(2) Revenues do not add to the BHP Group figure due to intersegment transactions.
(3) EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(4) EBT (earnings before tax) is EBIT (earnings before borrowing costs and tax) for all Businesses excluding Net unallocated interest and BHP Group.
(5) Includes consolidation adjustments and unallocated items.

Supplementary Information – Business Results
Quarter ended	$ million
31 March 2001	Sales(1) revenue	EBITDA(2)	Depreciation & amortisation	Capital & (3) investment expenditure	Exploration (before tax)
					Gross (4)	Charged to profit
Minerals
WA	505	245	40	11
Samarco (5)		29		-
Total Iron Ore	505	274	40	11

Queensland (6)	418	207	29	21
New Mexico	186	61	17	18
Illawarra	111	32	9	6
Kalimantan	94	24	14	-
Total Coal	809	324	69	45

WA	53	(55)	-	12
Venezuela (5)		(394)		-
Total HBI	53	(449)	-	12

Escondida	420	190	45	122
Tintaya	39	12	13	21
Ok Tedi	226	39	33	26
Total Copper	685	241	91	169

Ekati	123	77	12	15
Cannington	151	54	11	7
Other businesses (7)	24	26	1	-
Development	3	(23)	1	1
Intra divisional adjustment	(14)	(2)
Divisional activities	8	(20)	1	-
	2 347	502	226	260	34	32
Petroleum (8)
Bass Strait	499	277	39	25
North West Shelf	364	283	25	17
Liverpool Bay	189	155	56	16
Other Businesses	479	332	114	92
Marketing activities	29	(1)	-	-
Intra-divisional adjustment	-	-	-	-
Divisional activities	(21)	(30)	-	-	90	76
	1 539	1 016	234	150	90	76
Steel
Flat Products (9)	558	21	36	10
Coated Products	779	97	27	8
Discontinuing Operations	-	-	-	-
Intra-divisional adjustment	(333)	11		-
Divisional activities	8	(7)	-	-
Transport and Logistics	404	21	6	(4)
	1 416	143	69	14	-	-
Net Unallocated Interest		25
Group and unallocated items	(152)	(907)	3	188
BHP Group	4 863	779	532	612	124	108

(1)	Sales revenues do not add to the BHP Group figure due to intersegment transactions.	(7)	Includes North America Copper mining and smelting operations which ceased during the September 1999 quarter, the Beenup mineral sands operation which was closed in April 1999 and the Hartley Platinum mine which was sold in January 2001.
(2)	EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.	(8)	Petroleum sales revenue includes: Crude oil $1,010 million, Natural gas $213 million, LNG $156 million, LPG $100 million and Other $60 million.
(3)	Excludes capitalised interest and capitalised exploration.	(9)	Includes North Star BHP Steel.
(4)	Includes capitalised exploration: Minerals $2 million and Petroleum $14 million.
(5)	Equity accounted investments.
(6)	Includes equity accounted results for QCT Resources Limited which was acquired in November 2000.

Supplementary Information – Business Results

Quarter ended	$ million
31 March 2001	Sales(1) revenue	EBITDA(2)	Depreciation & amortisation	Capital & (3) investment expenditure	Exploration (before tax)
					Gross (4)	Charged to profit

Minerals
WA	315	171	33	4
Samarco (7)		6		-
Total Iron Ore	315	177	33	4

Queensland	365	140	30	7
New Mexico	154	49	12	1
Illawarra	95	17	6	5
Kalimantan	101	16	12	-
Total Coal	715	222	60	13

WA	17	(1 195)	2	6
Venezuela (7)		(5)		52
Total HBI	17	(1 200)	2	58

Escondida	362	175	44	20
Tintaya	80	15	16	2
Ok Tedi	196	36	26	8
Total Copper	638	226	86	30

Ekati	101	72	5	10
Cannington	103	34	12	3
Other businesses (8)	74	16	-	-
Development	2	(32)	-	1
Intra divisional adjustment	(13)	1	-	-
Divisional activities	5	(15)	2	(3)
	1 957	(499)	200	116	26	24
Petroleum (9)
Bass Strait	495	276	55	26
North West Shelf	318	233	29	9
Liverpool Bay	140	116	49	7
Other Businesses	433	234	106	35
Marketing activities	415	4	-	-
Intra-divisional adjustment	(334)	-
Divisional activities	(82)	(103)	-	-	31	39
	1 385	760	239	77	31	39
Steel
Flat Products(10)	539	94	37	13
Coated Products (11)	881	113	30	4
Discontinuing Operations (12)	681	98	65	8
Intra-divisional adjustment	(431)	13	1	-
Divisional activities (11)	29	(13)	-	-
Transport and Logistics	327	26	6	1
	2 026	331	139	26	-	-
Services	53	-	2	5
Net Unallocated Interest		9		-
Group and unallocated items	(65)	(136)	2	1
BHP Group	5 123	465	582	225	57	63

(1)	Sales revenues do not add to the BHP Group figure due to intersegment transactions.	(7)	Equity accounted investments.
(2)	EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.	(8)	Includes North America Copper mining and smelting operations which ceased during the September 1999 quarter, the Beenup mineral sands operation which closed in April 1999, and the Hartley Platinum mine which was sold in January 2001.
(3)	Excludes capitalised interest and capitalised exploration.	(9)	Petroleum sales revenue includes: Crude oil $996 million, Natural gas $122 million, LNG $118 million, LPG $95 million and Other $54 million.
(4)	Includes capitalised exploration: Minerals $2 million and Petroleum $7 million.	(10)	Includes North Star BHP Steel.
(5)	Gross exploration for Petroleum of $31 million comprises expenditure of $44 million adjusted by $13 million associated with the Typhoon development which has been reclassified from exploration expenditure to capital expenditure.	(11)	Coated Products' head office costs have been reclassified from Divisional activities into Coated Products.
(6)	Includes $2 million Petroleum exploration expenditure previously capitalised, now written off.	(12)	Includes the Long Products business (OneSteel), US steel assets, and strip casting assets.

Supplementary information- Risk management

PORTFOLIO RISK MANAGEMENT
Foreign exchange risk management
The table below provides information as at 31 March 2001 regarding the Group's significant derivative financial instruments used to hedge US dollar sales revenues that are sensitive to changes in exchange rates for the forthcoming twelve months.

		Weighted average A$/US$ exchange rate			Contract amounts
		Forwards	Call options	Put options	US$ million
US Dollars
Q4 2001	- forwards	0.7052	-	-	270
	- collar options	-	0.6572	0.6254	120
	- purchased options	-	0.5500	-	40
	- sold options	-	-	-	-

Q1 2002	- forwards	0.6954	-	-	300
	- collar options	-	0.6678	0.6372	60
	- purchased options	-	0.5500	-	30
	- sold options	-	-	-	-

Q2	- forwards	0.6933	-	-	270
	- collar options	-	0.6837	0.6504	60
	- purchased options	-	0.5500	-	60
	- sold options	-	-	-	-

Q3	- forwards	0.6848	-	-	270
	- collar options	-	0.6807	0.6609	60
	- purchased options	-	0.5500	-	30
	- sold options	-	-	-	-

Commodity price risk management
The table below provides information as at 31 March 2001 regarding the Group's significant derivative financial instruments that are sensitive to changes in certain commodity prices for the forthcoming twelve months.

		Weighted average price			Contract amount
		Forwards	Call options	Put options	('000 bbls)
Crude oil
Q4 2001	- forwards	US $22.42 bbl	-	-	2,200
	- collar options	-	-	-	-
	- purchased options	-	-	-	-

Q1 2002	- forwards	-	-	-	-
	- collar options	-	-	-	-
	- purchased options	-	-	-	-

Q2	- forwards	-	-	-	-
	- collar options	-	-	-	-
	- purchased options	-	-	-	-

Q3	- forwards	-	-	-	-
	- collar options	-	-	-	-
	- purchased options	-	-	-	-
bbls = barrels
STRATEGIC FINANCIAL TRANSACTIONS
As at 31 March 2001 there were no strategic financial derivative transactions outstanding.